02022436

SECUR... ...COMMISSION
Washington, D.C. 20549

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SEC FILE NO.
8-39154

SEC MAIL PROCESSING SECTION RECEIVED MAY 07 2002 WASH, D.C. 164

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
West Suburban Securities, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2605 22nd Street Suite 34
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGUARD TO THIS REPORT

Stephen A. Vranek — (708) 447-6696
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAY 20 2002
THOMSON FINANCIAL

Michael J. Liccar & Co. CPA's
(Name -- if individual, last, first, middle name)

53 West Jackson Blvd. Suite 1250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public ac must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Stephen A. Vranek, swear (or affirm) that, to best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

West Suburban Securities, Inc. ,as of

December 31 , 2001 , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Subscribed and sworn to before me
this 3RD Day of May 2002
in Chicago, County of Cook, State of Illinios
Tomi L Samuels
Notary Public

Notary Public

OFFICIAL SEAL
TOMI L SAMUELS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 12/04/04

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WEST SUBURBAN SECURITIES, INC.
(an Illinois Corporation)

FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2001

Contents

VICTORUM · CORONAT · CHRISTUS

MICHAEL J. LICCAR & CO.
Certified Public Accountants

Member
American Institute of
Certified Public Accountants
Illinois CPA Society

INDEPENDENT AUDITORS' REPORT

To the Stockholder
West Suburban Securities, Inc.
Oakbrook, Illinois

We have examined the statement of financial condition of West Suburban Securities, Inc. (an Illinois Corporation) as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of West Suburban Securities, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 9 through 11, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission and the Rules of the National Association of Securities Dealers. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Certified Public Accountants

Chicago, Illinois
May 3, 2002

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315

WEST SUBURBAN SECURITIES, INC.
(an Illinois Corporation)
Statement of Financial Condition
December 31, 2001

Assets

Cash	$	1,752
Receivable from broker-dealer		28,459
Securities owned, at market value (cost $900)		120
Commissions & fees receivable		1,226
Due from affiliates		3,863
Other assets		4,240
Security deposit		9,210
Total assets	$	48,870

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	2,500
Due to shareholder		1,000
Total liabilities	$	3,500
Stockholder's Equity:		
Common stock, $1 par value (10,000 shares authorized, 1,000 shares issued and outstanding)	$	1,000
Retained earnings		44,370
Total stockholder's equity	$	45,370
Total liabilities and stockholder's equity	$	48,870

The accompanying notes are an integral part of these financial statements.

WEST SUBURBAN SECURITIES, INC.
(an Illinois Corporation)
Statement of Income
For the year ended December 31, 2001

Revenue		
Commissions	$	26,687
Dividends		2,053
Other		60
Total revenue	$	28,799
Expenses		
Communications	$	7,697
Rent		7,070
Office expense		5,944
Quotations		3,182
Repairs & maintenance		2,250
Professional fees		300
License fees		381
Other		64
Total expenses	$	26,887
Net income	$	1,912

The accompanying notes are an integral part of these financial statements.

WEST SUBURBAN SECURITIES, INC.
(an Illinois Corporation)
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2001

	Common Stock	Retained Earnings	Total
Balance at December 31, 2000	$ 1,000	$ 42,458	$ 43,458
Net income		1,912	1,912
Balance at December 31, 2001	$ 1,000	$ 44,370	$ 45,370

The accompanying notes are an integral part of these financial statements.

WEST SUBURBAN SECURITIES, INC.
(an Illinois Corporation)
Statement of Cash Flows
For the year ended December 31, 2001

Cash Provided by (Applied to) Operating Activities:		
Net income		$ 1,912
Net change in:		
Receivable from broker-dealer	$ 22,052	
Commission & fees receivable	(240)	
Receivable from and payable to affiliate, net	(22,900)	
Other assets	(110)	
Accounts payable and accrued expenses	(1,486)	
Total adjustments		$ (2,684)
Net cash (applied to) operating activities		$ (772)
Cash Provided by (Applied to) Investing Activities:		
Net change in securities owned, at market value	$ (60)	
Net cash (applied to) investing activities		$ (60)
Cash Provided by (Applied to) Financing Activities:		
Loan repayment by stockholder	$ 217	
Loan proceeds received from stockholder	1,000	
Net cash provided by financing activities		$ 1,217
Increase in cash		$ 385
Cash Balance at December 31, 2000		$ 1,367
Cash Balance at December 31, 2001		$ 1,752

The accompanying notes are an integral part of these financial statements.

WEST SUBURBAN SECURITIES, INC.
(an Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

NOTE 1 - NATURE OF BUSINESS

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company derives its revenue primarily from commissions earned from its customers' transactions through other broker-dealers or with mutual funds. The Company does not carry customer accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Customers' commissions earned on securities transactions and the related expenses, are recorded on the trade date. Securities transactions for the Company's proprietary accounts and the related expenses are recorded on the trade date.

Securities Owned
Securities owned are carried at market or quoted value based upon the respective exchange or quoted closing prices and the resulting unrealized gains or losses are reflected in income.

Income Taxes
The Company has elected to be treated as an "S Corporation" for federal income tax purposes as provided under the Internal Revenue Code. Accordingly, for income tax purposes, corporate taxable income or loss flows through directly to the sole shareholder of the Company who would be responsible for any resulting income tax liabilities. However, the Company is subject to the Illinois Personal Property Replacement Tax of 1.5% of net income, as defined.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - RECEIVABLE FROM OTHER BROKER-DEALER

Amounts receivable from another broker-dealer at December 31, 2001, consist of the following:

Guarantee deposit		$28,459
	Total	$28,459

The Company clears its proprietary transactions through another broker-dealer on a "fully-disclosed" basis.

NOTE 3 - SECURITIES OWNED

At December 31, 2001, securities owned consisted of 400 shares of Windswept Environmental Group with a quoted market value of $120 and 300 shares of The NASDAQ Stock Market Inc. which is carried at its cost of $3,300 and for which there is no active market.

NOTE 4 - RELATED PARTY TRANSACTIONS

At December 31, 2001 the Company had a receivable of $3,863 from an affiliate for certain operating expenses and owed its sole shareholder $1,000 under informal agreements. The receivable and loan bear no interest and are payable upon demand.

NOTE 5 - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company conducts its securities business through a clearing broker or through mutual funds on a "fully disclosed" basis and consequently does not hold its customers' funds or securities. In conjunction with this agreement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company to the clearing broker. These customer activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations with the clearing broker. Management seeks to minimize this risk by reviewing customer activity on a daily basis.

WEST SUBURBAN SECURITIES, INC.
(an Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

(continued)

NOTE 6 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule which requires net capital, as defined, to be at a minimum, the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital requirements and net capital of $5,000 and $26,495 respectively. The net capital requirements may effectively restrict the payment of cash dividends, the making of unsecured loans to affiliates and the withdrawal of equity capital.

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has entered into a lease agreement for office space expiring on January 31, 2004. The minimum annual rentals for office space and operating expenses at December 31, 2001 are approximately as follows:

Year Ending December 31,		Amount
2002		44,082
2003		45,746
2004		47,409
	Total	$ 137,237

The Company is also obligated for additional rentals based upon increases in the Consumer Price Index, operating expenses and taxes, as defined in the underlying agreement. Upon the sale of the Company's stock, the lease will be assumed by West Suburban Accounting and Tax Services, an affiliate of the Company.

NOTE 8 - PROPOSED SALE OF SOLE SHAREHOLDER'S STOCK IN COMPANY

The sole shareholder of the Company has entered into an agreement to sell 100% of the shares owned. The sale of the stock is intended to occur sometime in 2002.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
WEST SUBURBAN SECURITIES, INC. as of December 31, 2001

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	45,370	3480
2.	Deduct ownership equity not allowed for Net Capital					3490
3.	Total ownership equity qualified for Net Capital				45,370	3500
4.	Add:					
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital					3520
	B. Other (deduction) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$	45,370	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Conditio	$ 18,288	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts and spot commodities-propriety capital charges		3600			
	D. Other deductions and/or charges		3610		(18,288)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions			$	27,082	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities	587	3734			
	D. Undue Concentration		3650			
	E. Other (list)		3736		(587)	3740
10.	Net Capital			$	26,495	3750

Non-allowable assets:

Commissions & fees receivable	$ 855
Due from affiliates	3,863
Other assets	4,360
Security Deposit	9,210
Total	$ 18,288

Reconciliation between unadited and audited Net Capital Computation:

Net Capital per unaudited Focus Report Part 11A	$ 21,725
Decrease in accounts payable	16,091
Decrease in receivables	(6,028)
Reclass of NASDAQ stock to non-allowable asset	(3,394)
Reclass of other receivable from broker-dealer to non-allowable	(855)
Increase in receivable from non-customer	(1,671)
Decrease in haircut charge from previous report	627
Net Capital per audited financial statements	$ 26,495

See Independent Auditors' Report.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
WEST SUBURBAN SECURITIES, INC. as of December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	233	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	21,495	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	26,145	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	3,500	3790
17.	Add:					
	A. Drafts for immediate credit	$	3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
	C. Other unrecorded amounts (List)	$	3820	$	0	3830
19.	Total aggregate indebtedness			$	3,500	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)			%	13.21%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	0	3860

See Independent Auditors' Report.

WEST SUBURBAN SECURITIES, INC.
(An Illinois Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

as of December 31, 2001

The Company does not carry customer accounts as defined by rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.

See Independent Auditors' Report.

VICTORIUM CORONAT CHRISTUS

MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Sole Shareholder
West Suburban Securities, Inc.

We have examined the financial statements of West Suburban Securities, Inc., for the year ended December 31, 2001, and issued our report thereon dated May 3, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by West Suburban Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry securities accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315

safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of West Suburban Securities, Inc. taken as a whole. Our study and evaluation disclosed no conditions that we believe to be a material weakness. However, we recommend that the Company adopt formal written policies and procedures with respect to intercompany transactions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of the Company's management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Certified Public Accountants

Chicago, Illinois
May 3, 2002

WEST SUBURBAN SECURITIES, INC.
(an Illinois Corporation)

FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17a-5 (d) OF THE
SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2001